Exhibit 99.1

Fiscal Q4 2016 WNS (Holdings) Limited

WNS Announces Fiscal 2016 Fourth Quarter and Full Year Earnings

Provides Guidance for Fiscal 2017

NEW YORK, NY and MUMBAI, INDIA, April 28, 2016 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2016 fourth quarter and full year ended March 31, 2016.

Highlights – Fiscal 2016 Fourth Quarter:

GAAP Financials

•    Revenue of $142.6 million, up 7.4% from $132.9 million in Q4 of last year and down 1.2% from $144.4 million last quarter

•    Profit of $15.9 million, compared to $14.7 million in Q4 of last year and $15.7 million last quarter

•    Diluted earnings per ADS of $0.30, compared to $0.28 in Q4 of last year and $0.30 last quarter

Non-GAAP Financial Measures*

•    Revenue less repair payments of $135.3 million, up 7.4% from $126.1 million in Q4 of last year and down 0.4% from $135.9 million last quarter

•    Adjusted Net Income (ANI) of $26.9 million, compared to $22.9 million in Q4 of last year and $26.4 million last quarter

•    Adjusted diluted earnings per ADS of $0.50, compared to $0.43 in Q4 of last year and $0.50 last quarter

Other Metrics

•    Added 8 new clients in the quarter, expanded 9 existing relationships

•    Days sales outstanding (DSO) at 28 days

•    Global headcount of 32,388 as of March 31, 2016

Highlights – Fiscal 2016 Full Year:

GAAP Financials

•    Revenue of $562.2 million, up 5.3% from $533.9 million in fiscal 2015

•    Profit of $59.9 million, compared to $58.6 million in fiscal 2015

•    Diluted earnings per ADS of $1.12, compared to $1.10 in fiscal 2015

Non-GAAP Financial Measures*

•    Revenue less repair payments of $531.0 million, up 5.6% from $503.0 million in fiscal 2015

•    Adjusted Net Income (ANI) of $103.0 million, compared to $92.3 million in fiscal 2015

•    Adjusted diluted earnings per ADS of $1.92, compared to $1.73 in fiscal 2015

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue less repair payments* in the fiscal fourth quarter was $135.3 million, representing a 7.4% increase versus the fourth quarter of last year and a 0.4% decrease from the previous quarter. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal fourth quarter grew 12.7% versus Q4 of last year, and 2.8% sequentially. Year-over-year, fiscal Q4 revenue less repair payments* was adversely impacted by depreciation in the British Pound, South African Rand, Australian Dollar and Euro against the US Dollar. These headwinds were more than offset by revenue growth driven by new client additions and the expansion of existing relationships. Year-over-year revenue improvement was broad-based, with the Shipping and Logistics, Consulting and Professional Services, Travel, Healthcare, and Utilities verticals each growing by 9% or more. Sequentially, revenue less repair payments* decreased as volume growth was more than offset by headwinds from currency movements net of hedging.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q4 2016 WNS (Holdings) Limited

Adjusted operating margin* in the fourth quarter was 22.0%, as compared to 20.7% in Q4 of last year and 22.1% reported in the prior quarter. On a year-over-year basis, adjusted operating margin* increased as a result of favorable currency movements net of hedging, improved seat utilization and productivity, and increased operating leverage from higher volumes. These favorable factors were partially offset by the impact of our annual wage increases and hiring costs associated with large deal ramps. Sequentially, Q4 did not have the non-recurring catch-up costs of $1.8 million associated with the India Payment of Bonus Act which were recorded in fiscal Q3. This reduction in expenses was offset by hiring costs from the large deal ramps.

Adjusted net income (ANI)* in the fiscal fourth quarter was $26.9 million, up $4.0 million as compared to Q4 of last year and up $0.5 million from the previous quarter. Fourth quarter ANI* margin was 19.9%, as compared to 18.2% in Q4 of last year, and 19.4% reported last quarter.

From a balance sheet perspective, WNS ended Q4 with $174.8 million in cash and investments, and no debt. In the fourth quarter, the company generated $31.8 million in cash from operations, and had $8.6 million in capital expenditures. Days sales outstanding were 28 days, the same as reported in both Q4 of last year and the previous quarter.

“In the fourth quarter, WNS delivered solid operating and financial performance, and continued to position the company for long-term success in the BPM space. We announced the company entered into a definitive agreement to acquire Value Edge, an industry-leading Pharma analytics firm, and launched a new suite of technology-enabled digital offerings for the Insurance vertical. ” said Keshav Murugesh, WNS’s Chief Executive Officer. “We are pleased with the company’s overall performance in fiscal 2016, posting solid growth in both constant currency revenue less repair payments* and adjusted net income*. Full year reported revenue less repair payments* grew 5.6%, or 11.0% on a constant currency* basis, while adjusted net income* grew 11.6% to $103.0 million, or $1.92 of adjusted diluted earnings* per ADS.”

“As we enter fiscal 2017, demand for BPM services remains healthy. Our client’s businesses are experiencing significant disruption as a result of digital requirements, regulatory changes, and the need to improve efficiency. These trends are helping to generate increased interest in BPM, and driving a strong pipeline and solid business momentum for WNS. The company is committed to investing in the areas of domain expertise, technology and automation, analytics and digital capabilities to meet the evolving needs of our clients, and to drive sustainable business value for all of our key stakeholders.”

Fiscal Q4 2016 WNS (Holdings) Limited

Fiscal 2017 Guidance

WNS is providing guidance for the fiscal year ending March 31, 2017 as follows:

•	Revenue less repair payments* is expected to be between $551 million and $583 million, up from $531.0 million in fiscal 2016. This assumes an average GBP to USD exchange rate of 1.42 versus 1.51 in fiscal 2016.

•	ANI* is expected to range between $97 million and $105 million versus $103.0 million in fiscal 2016. This assumes an average USD to INR exchange rate of 66.5 versus 65.4 in fiscal 2016.

•	Based on a diluted share count of 53.0 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $1.83 to $1.98.

“The company has provided our initial forecast for fiscal 2017 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our guidance for the year reflects growth in revenue less repair payments* of 4% to 10%, or 8% to 14% on a constant currency* basis. Consistent with our guidance methodology, we enter fiscal 2017 with 90% visibility to the midpoint of the range. For the year, we expect capital expenditures to be in the range of $22 million to $25 million.”

Conference Call

WNS will host a conference call on April 28, 2016 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 88428887. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 88428887, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of March 31, 2016, WNS had 32,388 professionals across 40 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2017 guidance, future profitability, estimated capital expenditures, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPM industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

Fiscal Q4 2016 WNS (Holdings) Limited

CONTACT:

Investors:	Media:

David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F to be filed with the SEC in due course.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F to be filed with the SEC in due course.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and euro.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q4 2016 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
Revenue	$142.6	$132.9	$144.4	$562.2	$533.9
Cost of revenue	92.2	86.8	93.8	365.4	342.7

Gross profit	50.4	46.0	50.5	196.8	191.2
Operating expenses:
Selling and marketing expenses	7.4	7.5	7.9	30.8	31.1
General and administrative expenses	20.8	17.9	19.7	78.9	70.0
Foreign exchange loss/ (gain), net	(2.8)	(3.4)	(2.8)	(11.0)	(4.6)
Amortization of intangible assets	6.2	6.0	6.3	25.2	24.2

Operating profit	18.8	18.0	19.3	72.8	70.5
Other income, net	(2.6)	(2.8)	(1.9)	(8.5)	(11.9)
Finance expense	0.0	0.2	0.1	0.3	1.3

Profit before income taxes	21.4	20.6	21.2	81.1	81.0
Provision for income taxes	5.5	5.9	5.4	21.2	22.4

Profit	$15.9	$14.7	$15.7	$59.9	$58.6

Earnings per share of ordinary share
Basic	$0.31	$0.28	$0.31	$1.17	$1.14

Diluted	$0.30	$0.28	$0.30	$1.12	$1.10

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
	(Amounts in millions)			(Amounts in millions)
Revenue (GAAP)	$142.6	$132.9	$144.4	$562.2	$533.9
Less: Payments to repair centers	7.3	6.8	8.5	31.2	30.9
Revenue less repair payments (Non-GAAP)	$135.3	$126.1	$135.9	$531.0	$503.0
Constant currency revenue less repair payments (Non-GAAP)	$133.8	$118.7	$130.1	$524.6	$472.5

Fiscal Q4 2016 WNS (Holdings) Limited

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
	(Amounts in millions)			(Amounts in millions)
Cost of revenue (GAAP)	$92.2	$86.8	$93.8	$365.4	$342.7
Less: Payments to repair centers	7.3	6.8	8.5	31.2	30.9
Less: Share-based compensation expense	0.5	0.2	0.5	1.9	0.9
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$84.4	$79.8	$84.9	$332.3	$311.0
Reconciliation of gross profit (GAAP to non-GAAP)
	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
	(Amounts in millions)			(Amounts in millions)
Gross profit (GAAP)	$50.4	$46.0	$50.5	$196.8	$191.2
Add: Share-based compensation expense	0.5	0.2	0.5	1.9	0.9
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$50.9	$46.3	$51.0	$198.7	$192.0

	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
Gross profit as a percentage of revenue (GAAP)	35.3%	34.7%	35.0%	35.0%	35.8%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	37.6%	36.7%	37.5%	37.4%	38.2%

Fiscal Q4 2016 WNS (Holdings) Limited

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
	(Amounts in millions)			(Amounts in millions)
Selling and marketing expenses (GAAP)	$7.4	$7.5	$7.9	$30.8	$31.1
Less: Share-based compensation expense	0.3	0.2	0.3	1.4	0.8
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$7.1	$7.4	$7.6	$29.5	$30.3

	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
Selling and marketing expenses as a percentage of revenue (GAAP)	5.2%	5.7%	5.5%	5.5%	5.8%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	5.2%	5.8%	5.6%	5.6%	6.0%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
	(Amounts in millions)			(Amounts in millions)
General and administrative expenses (GAAP)	$20.8	$17.9	$19.7	$78.9	$70.0
Less: Share-based compensation expense	3.9	1.7	3.6	14.6	7.9
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$16.9	$16.2	$16.1	$64.3	$62.1

	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
General and administrative expenses as a percentage of revenue (GAAP)	14.6%	13.5%	13.7%	14.0%	13.1%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	12.5%	12.8%	11.9%	12.1%	12.4%

Fiscal Q4 2016 WNS (Holdings) Limited

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
	(Amounts in millions)			(Amounts in millions)
Operating profit (GAAP)	$18.8	$18.0	$19.3	$72.8	$70.5
Add: Amortization of intangible assets	6.2	6.0	6.3	25.2	24.2
Add: Share-based compensation expense	4.8	2.1	4.3	17.9	9.5
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$29.8	$26.1	$30.0	$116.0	$104.1

	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
Operating profit as a percentage of revenue (GAAP)	13.2%	13.5%	13.4%	13.0%	13.2%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	22.0%	20.7%	22.1%	21.8%	20.7%
Reconciliation of profit (GAAP to non-GAAP)
	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
	(Amounts in millions)			(Amounts in millions)
Profit (GAAP)	$15.9	$14.7	$15.7	$59.9	$58.6
Add: Amortization of intangible assets	6.2	6.0	6.3	25.2	24.2
Add: Share-based compensation expense	4.8	2.1	4.3	17.9	9.5
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$26.9	$22.9	$26.4	$103.0	$92.3

	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
Profit as a percentage of revenue (GAAP)	11.1%	11.1%	10.9%	10.7%	11.0%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	19.9%	18.2%	19.4%	19.4%	18.4%

Fiscal Q4 2016 WNS (Holdings) Limited

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three month ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
Basic earnings per ADS (GAAP)	$0.31	$0.28	$0.31	$1.17	$1.14
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.21	0.16	0.21	0.83	0.65
Adjusted basic net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.52	$0.44	$0.52	$2.00	$1.79

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
Diluted earnings per ADS (GAAP)	$0.30	$0.28	$0.30	$1.12	$1.10
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.20	0.15	0.20	0.80	0.63
Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.50	$0.43	$0.50	$1.92	$1.73

Fiscal Q4 2016 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at March 31, 2016	As at March 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$41.9	$32.4
Investments	133.0	133.5
Trade receivables, net	54.9	55.8
Unbilled revenue	44.3	39.7
Funds held for clients	11.9	12.7
Derivative assets	13.9	24.2
Prepayments and other current assets	22.6	16.8

Total current assets	322.5	315.1

Non-current assets:
Goodwill	76.2	79.1
Intangible assets	27.1	43.3
Property and equipment	50.4	48.2
Derivative assets	4.8	5.7
Deferred tax assets	22.5	21.3
Other non-current assets	21.8	17.6

Total non-current assets	203.0	215.2

TOTAL ASSETS	$525.5	$530.3

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$19.9	$22.7
Provisions and accrued expenses	24.7	25.6
Derivative liabilities	3.3	1.8
Pension and other employee obligations	44.8	40.4
Short term line of credit	—	12.9
Current portion of long term debt	—	12.8
Deferred revenue	2.9	3.9
Current taxes payable	1.7	2.0
Other liabilities	6.0	5.9

Total current liabilities	103.3	128.0

Fiscal Q4 2016 WNS (Holdings) Limited

Non-current liabilities:
Derivative liabilities	0.5	0.4
Pension and other employee obligations	6.9	6.1
Deferred revenue	0.3	0.4
Other non-current liabilities	4.5	4.0
Deferred tax liabilities	1.8	2.3

Total non-current liabilities	13.9	13.2

TOTAL LIABILITIES	117.3	141.2

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 52,406,304 and 51,950,662 shares each as at March 31, 2016 and March 31, 2015, respectively)	8.2	8.1
Share premium	306.9	286.8
Retained earnings	240.2	180.3
Other components of equity	(116.7)	(86.2)

Total shareholders’ equity	438.6	389.1
Less: 1,100,000 shares as of March 31, 2016 and Nil shares as of March 31, 2015, held in treasury, at cost	(30.5)	—

TOTAL LIABILITIES AND EQUITY	$525.5	$530.3